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CRAIG G. CHRISTENSEN, ESQ.
CCHRISTENSEN@PENNEYANDASSOCIATES.COM

Received SEC
JAN 1 2 2010
Washington, DC 20549

January 8, 2010
VIA FEDERAL EXPRESS

RECEIVED
JAN 1 2 2010
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
ATTN: John Reynolds, Assistant Director
100 F Street, N.E.
Mail Stop #3561
Washington, D.C. 20549

Re: **inForm, Inc./Fourth Amended Regulation A Offering Circular and Statement**
File No. 024-10223
Response to Comment Letter Dated December 17, 2009

Dear Mr. Reynolds:

This letter accompanies the submittal of an original and six copies of the (Fourth) Amended Offering Statement and Offering Circular of inForm, Inc. (the "Company"), an Oregon corporation.

The following responses are numbered sequentially to correspond with the numbered comments in your December 17, 2009 letter:

General Comments

1. The financial statement updating requirements in Part F/S are duly noted and the financial statements have been updated.

Risk Factors, page 3

2. Risk factor 3 addressing dilution-related issues has been revised to add the following paragraph:

"The 26,250,000 outstanding common shares are not included in the dilution calculation due to the dividend preference and liquidation preference afforded to the preferred shares in the Company's Articles of Incorporation. See "Description of Securities" no. 15. Since all preferred shareholders will receive any declared dividends *prior* to the payment of any dividends to the common shareholders, and since the preferred shareholders are to receive a preferential distribution of $10 per share on liquidation of the Company or will share ratably in available assets *prior* to any distribution to the common shareholders, the dilution of the preferred shareholders' is not affected by the number of outstanding common shares."

In addition, the sentence including the phrase "resulting in a diluted per share value of $.78 per share ..." has been revised to read as follows:

"The projected net book value is then divided by the number of the outstanding preferred shares (5,840,000 *plus* the 500,000 newly issued preferred shares, for a total of 6,340,000 shares), which calculation results in an immediate diluted per share value of $0.78 per share or a dollar *dilution* of $9.22 per share ($10.00 minus $.78).

Lastly, the reference in the table to 9.22% overall dilution has been corrected to 92.2%.

Offering Price Factors

3. The language in 8(a) implying that the preferred stock is convertible has been deleted.

Use of Proceeds

4. The Use of Proceeds has been revised to add the underlined language:

"HOWEVER, AS DESCRIBED MORE FULLY IN SECTIONS 3(A) AND 4(A), THE COMPANY BELIEVES THAT IT CAN MEANINGFULLY PURSUE A LESS EXPANSIVE, MORE FOCUSED BUSINESS MODEL WITH APPROXIMATELY 25% OF THE TOTAL OFFERING AMOUNT ($1,250,000).

5. The following underlined language has been added to Section 3(a):

"However, in the event that less than the maximum offering amount is sold in this offering, the Company intends to focus its initial efforts and expenditures of offering proceeds on a more narrow business objective based on Management's recent market observations. The Company will target a unique market niche for customized carbon fiber components and accessories for luxury boats and vehicles. The Company believes that this more modest business objective can be achieved utilizing approximately 25% of the offering proceeds, as described further in section 4(a). These products will include components for racing car bodies, private jets, boats and yachts, etc. ..."

The following language has been added to Section 4(a):

"The above-described milestones illustrate the Company's intentions if less than 100%-- but at least 25%--of the maximum offering amount is sold. By focusing on the high-end carbon fiber accessory market, the Company believes that it can meaningfully pursue a scaled-down business model for approximately $1,250,000, as shown below."

The response in Section 11 has been revised by adding the following underlined language:

"Assuming that this offering is successful in raising at least 25% of the maximum offering amount, the Company does not presently anticipate having within the next twelve months any cash flow or liquidity problems. See Risk Factor 10, sections 3(a) and 4(a) and section 12 below.

Section 12 has been revised to add the following underlined language:

"For a more detailed discussion of the Company's intended response if less than the maximum offering amount is sold, see sections 3(a), 3(b), 4(a) "Business and Properties" and 8(a), "Use of Proceeds", which indicate that a scaled-down but viable business model can be pursued for approximately 25% of the maximum offering amount ($1,250,000). If less than $1,250,000 is sold and the Company has no other source of capital, it is unlikely that the Company's business will succeed and investors could lose the entire amount of their investment. ..."

Description of Securities

6. The following language has been added to Section 15:

"... If the assets are insufficient to fund the full distribution amount, preferred shareholders who purchase shares in this offering will share ratably with *all* preferred shareholders, including members of Management (insiders). As a result, the preferred shareholders from this offering will be substantially diluted, since they would represent only 7.9% of the outstanding preferred shareholder class, assuming this offering is fully subscribed."

<u>Management Relationships, Transactions and Remuneration</u>

7. Section 39(a) has been revised to add the following underlined language:

"... **In recognition of the mutual interests between the principal shareholders and management of the two companies, the Company does not anticipate entering into a <u>formal, written</u> agreement with the German affiliate <u>since</u> no remuneration <u>or other consideration</u> will be paid to inForm, GmbH for services and expertise contributed to the Company. <u>The Company believes that, due to the commonality of ownership interests between the between the two companies, inForm, GmbH and its principals will be motivated by self-interest to provide expertise, information and assistance to the Company. However, despite such commonality, inForm, GmbH is not now and will not be under any legal obligation in the future to contribute its expertise or assistance to the Company and could decline to do so. Without such expertise or assistance, the Company's business would not be viable and investors could lose up to the entire amount of their investment. See Risk Factor 2.</u>"**

<u>**The Company anticipates that it will utilize and rely on the informational resources, employees and management of inForm, GmbH in sharing technical expertise, marketing strategies and customer information. Since the Company's management counterparts at inForm, GmbH are nearly identical, the intended sharing arrangement is a matter of each inForm, GmbH officer applying his respective education, skills, background and knowledge to the business and affairs of the Company.**</u>

8. Please see responses 2 and 7 above. The references to strategic alliance have been replaced or modified.

Please contact the undersigned at (916) 443-5506 or (916) 813-9860 if you have any questions.

Very truly yours,

PENNEY & ASSOCIATES

Craig G. Christensen

CGC:thg
Encl. (7)